EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended February 28, 2010, the Alternative Strategies Mutual Fund made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed	Accumulated Net
Net Investment	Realized
Income/(Loss)	Gain/(Loss)	Paid-in Capital
$206,003	$(206,415)	$412

The reclassifications have no effect on net assets or net asset value per share.